Exhibit 99.4

ASX/NASDAQ Release

SYDNEY, April 28 2016

SECONDARY TRADING STATEMENT

Further to the Appendix 3B released on 28 April 2016, 24,022,768 ordinary shares were issued for nil cash consideration and at a deemed value of $0.01 per share for underwriting fees and commissions pursuant to the Entitlement Issue Prospectus dated 1st March 2016 and fees and interest on a short term loan.

Secondary Trading Notice Pursuant to Paragraph 708A(5)(e) of the Corporations Act 2001 (“Act”)

The Act restricts the on-sale of securities issued without disclosure, unless the sale is exempt under section 708 or 708A of the Act. By giving this notice, a sale of the ordinary share noted above will fall within the exemption in section 708A(5) of the Act.

The Company hereby gives notice to ASX Limited (ACN 008 624 691), pursuant to the provisions of section 708A(5)(e) of the Act that:

MOKO SOCIAL MEDIA LIMITED ABN 35 111 082 485 ASX: MKB NASDAQ: MOKO Alexandria VA New York NY Perth Australia MOKOsocialmedia.com contact@MOKO.mobi

(a)	the ordinary shares were issued without disclosure under Part 6D.2 of the Corporations Act;

(b)	as at the date of this notice, the Company has complied with the provisions of Chapter 2M of the Corporations Act as they apply to the Company; and section 674 of the Corporations Act; and

(c)	as at the date of this notice there is no information:

	a.	that has been excluded from a continuous disclosure notice in accordance with the ASX Listing Rules; and

	b.	that investors and their professional advisors would reasonably require for the purposed of making an informed assessment of:

		i.	the assets and liabilities, financial position and performance, profits and losses and prospects of the Company; or

		ii.	the right and liabilities attaching to the relevant ordinary shares.

Yours faithfully,

Emma Waldon

Company Secretary